SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
           ----------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 5, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 19 to SCHEDULE 13D

         This amendment ("Amendment No. 19") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth
W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 19 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         Messrs. Hamot and Siegel previously filed a Motion for Temporary Restraining Order asking the Circuit Court for Baltimore City in the State of Maryland to direct the Issuer to permit Messrs. Hamot and Siegel to examine and make copies of certain books and records of the Issuer, a copy of which is attached to an earlier version of this
         Schedule 13D as Exhibit 99.22 (the "August 2007 Motion for Temporary Restraining Order"). On September 5, 2007, Director Hamot sent an email to certain members of the Board of Directors of the Issuer, a copy of which is attached as Exhibit 99.25 (the "9/5/07-A Email"), having attached to it a Preliminary Injunction issued on August 28, 2007 (the "August 2007 Preliminary Injunction") from which the August 2007 Motion for Temporary Restraining Order was converted. The August 2007 Preliminary Injunction ordered that the Issuer respond to all reasonable requests by Messrs. Hamot and Siegel for information pertinent and necessary to perform their duties as members of the Board of Directors of the Issuer. The Court did not alter the status of a related stipulation and protective order, as discussed in the August 2007 Preliminary Injunction.

         In connection with his service as a Class D Director of the Issuer, Mr. Hamot delivered a letter to Director Bailey of the Issuer concerning the independence of Director Bailey, Chairman of the Issuer's independent Audit Committee and formerly the CEO of Viisage Technology Inc., a copy of which is attached to an earlier version of this
         Schedule 13D as Exhibit 99.24.

         On September 5, 2007, Director Harris responded via email to Director Hamot's specific concerns about Director Bailey's independence and his role on the Audit Committee (the "9/5/07-B Email").

         On September 7, 2007, in further commenting on the independence of Director Bailey, Director Hamot replied to the 9/5/07-B Email, copying certain members of the Board of Directors of the Issuer and containing certain attachments, a copy of which (without the attachments thereto) is attached as Exhibit 99.26 (the "9/7/07 Email"). Director Hamot's reply also addressed the recent filing of the Issuer's non-compliant Form 10-Q for the quarter ended June 30, 2007 in violation of Regulation S-X.

         As of the date of this Amendment No. 19, except as set forth above, and in the 9/5/07-A Email and the 9/7/07 Email, including any attachments thereto, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

                                                                    Page 9 of 19
ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer

* Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 19 to the Schedule 13D is true, complete and correct.



Dated:  September 13, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer

*  Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 19 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  September 13, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.25

          Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer

Attached you will find a court order issued on August 28th. You'll note that my request for a Temporary Restraining Order has been granted and converted to a Preliminary Injunction preventing the Corporation's continued refusal to remit to me the documents necessary for me to perform my duties as a director.

As of this morning, Telos has not provided any of the requested minutes of the Audit Committee meetings for the periods since Director Bailey became Chair thirteen months ago. Additionally, Telos has provided no further details of Director Bailey's "independence" as specified in NASD Rule 4200 (a) (15). You will recall that I requested such during the August 9th 2007 telephonic Board of Directors meeting. As you are aware, having received no further evidence of Director Bailey's independence, on August 18, 2007 I sent an email specifying my exact concerns with Director Bailey's past employment and his position on the Audit Committee.

Hence, now several months have past since my request for Audit Committee minutes and significantly important ones have still not been provided. Similarly, almost a month has past since I questioned Bailey's independence, and not a single effort has been made to detail how this determination was made. At this juncture I must insist that the Board hire independent counsel to review Director Bailey's independence and discuss such with the NASD if necessary. If he is found to lack such, I would expect that Telos would have to notify the SEC that the 10Q's of 2006's third and forth quarter, 2007's first and second quarter, and the 10K of 2006, were not reviewed and approved by an independent audit committee as mandated for public companies in the Sarbanes-Oxley Act.


                          Attachment to 9/5/07-A Email
                          ----------------------------



--------------------------------------------
SETH W. HAMOT and ANDREW R.                          IN THE
SIEGEL
                                                     CIRCUIT COURT
                           Plaintiffs
                                                     FOR
v.
                                                     BALTIMORE CITY
TELOS CORPORATION
                                                     Part 20
                           Defendant
                                                     Case No.:  24-C-07-005603

--------------------------------------------


                             PRELIMINARY INJUNCTION
                             ----------------------

         On August 2, 2007 plaintiffs Seth W. Hamot and Andrew R. Siegel, Class D Directors of defendant Telos Corporation, filed a motion for temporary restraining order with this Court asking it to direct Telos to permit Messrs. Hamot and Siegel to examine and make copies of certain documents in connection with their duties as directors and in preparation for a telephonic board meeting scheduled for August 9, 2007.

         The Court, having conducted a hearing in open court with respect to this motion and having heard the arguments of counsel on August 27, 2007, will convert the present motion to a request for preliminary injunction in order to avoid the durational limitations contained in Md. Rule 15 504(c) with respect to temporary restraining orders and grant plaintiffs' motion for a preliminary injunction, the Court being satisfied that the four factors set forth in Eastside Vend Distributers., Inc. v. Pepsi Bottling Group, Inc., 396 Md. 219, 240 (2006) (citing Dept. of Transportation v. Armacost, 299 Md. 392, 404 (1984)) weigh in favor of its issuance.

         It is, therefore, this 28th day of August, 2007, by the Circuit Court for Baltimore City, Part 20, ORDERED as follows:

         1. Telos shall promptly respond to all reasonable requests by plaintiffs for information pertinent and necessary to perform their duties as members of the Board of Directors of defendant corporation.

         2. Telos shall provide plaintiffs with all information given to other members of its Board of Directors at the same time that said information is provided to the other directors.

         3. Telos shall be permitted to withhold from plaintiffs information protected by the work product doctrine or attorney/client privilege in connection with the ongoing litigation in Costa Brava Partnership III, L.P., et al. v. Telos Corporation, et al. (Civil Case No. 24-C-05-009296) pending before the Circuit Court for Baltimore City, Part 20.

         4. Plaintiffs Hamot and Siegel are shareholder plaintiffs in the above captioned litigation. On July 7, 2006, these plaintiffs, by their counsel, Harry Levy, Esquire and Lewis T. Stevens,

                  Esquire, executed a Stipulation and Protective Order pursuant to which Telos is entitled to designate documents produced in discovery or submitted to the Court as "confidential" or "highly confidential," given a good faith belief that the material satisfies those definitions as set forth in the Stipulation and Protective Order. "Highly confidential" material is defined as confidential material that is so sensitive that any disclosure beyond disclosure to those individuals specified in paragraph III (D) below (chiefly, counsel of record, other counsel for the parties, the Court and consultants, experts and outside litigation support personnel) deliberately or inadvertently, would cause significant competitive or other injury. Since being elected to the Board of Directors of Telos Corporation on June 18, 2007, plaintiffs have sought documents from Telos which were, or may be designated, as "highly confidential," claiming that they are no longer bound by the limitations imposed by the Stipulation and Protective Order due to their status as board members and fiduciaries of the defendant corporation. Telos' resistance to such claims resulted in the present lawsuit. When counsel for plaintiffs was asked at oral argument to express his clients' objections to abiding by the limitations imposed by the Stipulation and Protective Order, he indicated to the Court that it was based upon their understanding of their status under Delaware corporate law, citing Henshaw v. American Cement Corp., 252 A.2d 125 (Del. Ch. 1969). To be certain, Henshaw stands for the proposition that, as a matter of common law, a director of a Delaware corporation has the right to inspect corporate books and records and that right is correlative to his duty to protect and preserve the corporation. Id. at 128. The premise is clearly that directors are fiduciaries with duties to the corporation and its shareholders and are subject to claims for any violation of those duties. According to plaintiffs here, that is the end of the story. Interestingly, however, Mr. Henshaw sought to engage agents and attorneys to assist him in his inspection of corporate books and records. These same individuals were embroiled in pending litigation against the corporation and the Chancery Court had to determine whether Henshaw's director status gave him the unlimited right to retain agents and attorneys of his own choosing. The court said no, recognizing the corporation's legitimate interest in protecting its position in the lawsuit. It characterized the effort as "back door discovery unbound by work product, privilege, or any other limitation upon discovery." Id. at 130.

                  While the issue here is not identical to that addressed in Henshaw, the principle is the same. During the pendency of the shareholder litigation against Telos, this Court is not inclined to permit Messrs. Hamot and Siegel to avoid their commitments under the Stipulation and Protective Order through the guise of their newly acquired director status. Upon resolution of the shareholder litigation, the Court's determination of this issue may be quite different. But that is a matter for another day. Accordingly, the Court will consider plaintiffs in this action bound by the terms of the Stipulation and Protective order entered in the shareholder litigation.

         5. Plaintiffs shall be excused from the requirement of filing a bond in connection with this preliminary injunction.

         6. This preliminary injunction shall remain in effect pending the resolution of the present litigation or until further order of this Court.


                                       ALBERT J. MATRICCIANI, JR.
                                                 JUDGE

                                       /s/ ALBERT J. MATRICCIANI, JR.
                                       -----------------------------------------
                                       ALBERT J. MATRICCIANI, JR.
                                       Judge


cc:      Leslie D. Hershfield, Esquire
         Ava E. Lias-Booker, Esquire

                                  Exhibit 99.26

  Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer

Sir,

I concur with your desire to do an assessment of Director Bailey's "independence" pursuant to Rule 4200(a) (15) of the NASD.

I have proposed this "assessment" be done by independent counsel well versed in these matters. The usual route for investigations at public companies is to have the Audit Committee supervise such with the assistance of qualified outside counsel, as the "audit" function relates not only to financial statements but to issues of corporate control also. In this instance, such a procedure would not be possible, as the topic of our concerns is itself the independence of the Audit Committee Chairman.

I have been a part of such an investigation recently. You will find the following language in the first quarter 10Q of Bradley Pharmaceuticals Inc., of which I am Interim Chairman and serve on the Audit Committee:

         In response to a resignation letter sent to members of the Board of Directors on April 13, 2007, from an employee of the Company, the Audit Committee, with the assistance of its outside counsel, conducted an internal review of the matters set forth in the letter. The Audit Committee's review was completed on May 8, 2007, and the results of that review were reported to the full Board of Directors, the SEC and the Company's independent accountants. No matters from the review affected the financial statements or books and records of the Company.


Furthermore, here is a link allowing one to download the Sarbanes-Oxley Act of 2002. http://www.law.uc.edu/CCL/SOact/toc.html. As you'll see, it is a complicated statute. The retention and use of a renowned national law firm, well staffed with former senior officials of the SEC who are experienced in compliance with the Act, would ensure that the assessment that we seek is not merely adequate, but thorough and unequivocal. Such a skill set is missing from Telos, obviously.

Furthermore, as you are already aware from my email to Director Bailey on the morning of August 20, 2007, Telos is already out of compliance with SEC Regulation S-X, "Form and Content of Financial Statements." As I stated at that time, below is section 10-01 (d) of this regulation:

"(d) Interim review by independent public accountant. Prior to filing, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission. If, in any filing, the company states that interim financial statements have been reviewed by an independent public accountant, a report of the accountant on the review must be filed with the interim financial statements."

The filing of the Telos 10Q in the afternoon of August 20, 2007 is an intentional violation of federal securities Regulation S-X because Telos does not have "an independent public accountant" at the moment. I have never seen such an intentional violation of U.S. securities laws in my investing career, and I read several hundred financial filings each year. Well-advised firms facing the same issues as Telos - the lack of a public auditor - instead issue press releases detailing their financial results with many disclaimers, and follow up with 8K filings of such with the SEC. If you would like more clarity about this matter please give me a call and I will take you through several examples.

Instead, at Telos management and Director Bailey are attempting to confuse (a) the investing public, (b) the SEC, and (c) our firm's creditors into believing that we are a current filer with the SEC. Simply stated, Telos is not a current filer. Moreover, by allowing this type of scam to happen when the Board knows it is illegitimate, the Board is encouraging such behavior as opposed to curtailing it, and we, as directors of a public company, are likely breaching our duty and loyalty to Telos Corporation.

For your further reference, I have included our company's Audit Committee charter. Among the many responsibilities of the Audit Committee, I would like to draw your attention to the fact that the Board has delegated that the Audit Committee shall "review the effectiveness of the system for monitoring compliance with laws and regulations...." Clearly, the intentional violation of federal securities laws (Regulation S-X) by Telos grossly contravenes this charter.

Since the public disclosure record is clear that Mr. Bailey's company received very substantial payments from Telos, I must insist at this point that the Board hire independent counsel to address Mr. Bailey's independence. If you or any other director copied on this email concur or disagree, please state so expeditiously. I have included these public disclosures again for your reference.